PROSPECTUS SUPPLEMENT NO. 2 (TO PROSPECTUS DATED FEBRUARY 24, 2026)	Filed pursuant to Rule 424(b)(3) Registration No. 333-293109

Up to 266,551 Ordinary Shares

Check-Cap Ltd.

This is a prospectus supplement (the “Prospectus Supplement”) to the prospectus, dated February 24, 2026 (as supplemented or amended from time to time, the “Prospectus”), of Check-Cap Ltd. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-293109), as amended from time to time.

This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the reverse share split of the ordinary shares of the Company, par value NIS 48.00 per share (“Ordinary Shares”), described below.

The Company’s Board of Directors (the “Board”) approved a 1-for-7 reverse share split of the Ordinary Shares (the “Reverse Share Split”) on July 31, 2026, and the Company obtained shareholder approval for the Reverse Share Split at its Annual General Meeting of Shareholders held on November 14, 2025. The Reverse Share Split became effective on August 13, 2026, and the Ordinary Shares began trading on a split-adjusted basis on The Nasdaq Capital Market (“Nasdaq”) under the symbol “MBAI” at the opening of trading on August 13, 2026, under new CUSIP number M6S83C106.

At the effective time of the Reverse Share Split, every seven Ordinary Shares issued and outstanding were combined into one Ordinary Share. No fractional shares were issued. Any fractional share resulting from the Reverse Share Split was rounded up to the nearest whole Ordinary Share. Equiniti Trust Company, LLC is acting as transfer agent and exchange agent for the Reverse Share Split. The Reverse Share Split affected all holders of Ordinary Shares uniformly and did not alter any shareholder’s percentage ownership interest, except for the rounding up of fractional shares. The Reverse Share Split did not change the par value of the Ordinary Shares or the Company’s authorized and registered share capital.

All references in the Prospectus to numbers of Ordinary Shares and per-share prices are updated to give retroactive effect to the Reverse Share Split. As so adjusted, the number of Ordinary Shares issued and outstanding as of the date of this Prospectus Supplement was reduced from approximately 9,463,062 Ordinary Shares to approximately 1,351,866 Ordinary Shares. The Reverse Share Split did not modify the terms of the Purchase Agreement, dated December 17, 2025, between the Company and ARC Group International Ltd.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. The Prospectus Supplement included website addresses solely as inactive textual references. The information contained on those websites is specifically not incorporated by reference into this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

The Ordinary Shares are listed on Nasdaq under the symbol “MBAI.” On August 12, 2026, the last reported sale price of the Ordinary Shares on Nasdaq was $1.27 per share.

Investing in the Company’s securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus and “Item 3. — Key Information — D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 for a discussion of information that should be considered in connection with an investment in the Company’s securities.

Neither the Commission nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 13, 2026.